

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2023

Christopher Baker
President & Chief Executive Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Boulevard, 15th Floor
Houston, Texas 77056

> **Re: KLX Energy Services Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 7, 2023**
> **File No. 333-271182**

Dear Christopher Baker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Katherine Terrell Frank, Esq.